

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

<u>Via E-mail</u>
Parsh Patel, Chief Executive Officer
Uan Cultural & Creative Co., LTD.
2095 E. Big Beaver Road, Suite 200
Troy, MI 48083

> **Re:** **Uan Cultural & Creative Co., LTD.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 2, 2011**
> **File No. 333-172728**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Form S-1 Registration Statement</u>

<u>Financial Statements for the Quarter Ended March 31, 2011, page F-21</u>

<u>Notes to the Financial Statements, page F-25</u>

<u>Income Taxes, page F-30</u>

1. We note your response to comment four in our letter dated June 27, 2011 and your revised disclosure. Further, we note your $24,194 provision for income taxes for the quarter ended March 31, 2011. Please explain in detail why you believe "common practice" is to accrue a tax provision at quarter-end irrespective of your anticipated tax liability at year end. We may have further comments. Please refer to ASC 740-270-25-11 and 740-270-45-4.

<u>Exhibit 23.2</u>

2. Please have your independent accountant revise the written consent to reference the appropriate document as filed as previously requested.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant